Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

100,000	1.58	4/20/2026
100,000	1.51	4/21/2026
475,000	1.34	5/12/2026
100,000	1.17	5/19/2026

1 The prices reported in this column are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.